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                               November 9, 2022

       Joshua Goldstein
       General Counsel and Secretary
       Masterworks 157, LLC
       225 Liberty St. 29th Floor
       New York, New York 10281

                                                        Re: Masterworks 157,
LLC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed November 4,
2022
                                                            File No. 024-12016

       Dear Joshua Goldstein:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2022 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       Highlights, page 4

   1. We note your response to comment 1 and reissue. Please revise footnote 3 to explicitly quantify and detail how
the 21.5% annualized return to investors was calculated. In this regard, you should
include a more detailed breakdown with specific line items explicitly detailing how the
disclosed annualized return was calculated. We note that you have not quantified or detailed
any fees, costs or profit shares. The distribution waterfall should be clearly quantified and
detailed and tied to the disclosed annualized return. Alternatively, please delete the
metric.
 Joshua Goldstein
FirstName LastNameJoshua Goldstein
Masterworks  157, LLC
Comapany 9,
November  NameMasterworks
             2022         157, LLC
November
Page 2    9, 2022 Page 2
FirstName LastName
       Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services